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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evercore Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. MAR 1 2004 516

65 East 55th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance H. Marvin — (212) 857-3151
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

P5

OATH OR AFFIRMATION

I, David G. Offensend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evercore Group Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal
Title

Lesley T. Cassis
Notary Public

LESLEY T. CASSIS
Notary Public, State of New York
No. 01CA6024242
Qualified in New York County
Commission Expires May 8, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evercore Group Inc.

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholders of
Evercore Group Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Evercore Group Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

February 26, 2004

PricewaterhouseCoopers LLP

Evercore Group Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 9,081
Total assets	$ 9,081
Liabilities and Stockholders' Equity	
Liabilities	
Current income taxes payable	$ 400
Total liabilities	400
Stockholders' Equity	
Common stock, $0.01 par value, 1,220 shares authorized and issued; 1,084 shares outstanding	12
Additional paid-in capital	9,990
Treasury stock	(1,360)
Retained earnings	39
Total stockholders' equity	8,681
Total liabilities and stockholders' equity	$ 9,081

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Evercore Group Inc. (the "Company") became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") on April 30, 1997. The Company provides financial advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; assistance with negotiations and with the consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis.

The Company does not engage in any of the following activities:

a. Executing transactions in securities for or with clients, or processing any such transactions;

b. Carrying securities accounts for clients;

c. Receiving or holding securities or funds of clients;

d. Underwriting or dealing in securities or participating in selling groups for securities offerings; and

e. Acting as an "investment advisor" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

The Company was originally incorporated in March 1996 under the name Evercore Partners Inc. and changed its name to Evercore Group Inc. on April 16, 1997. The Company began its broker-dealer activities on May 1, 1997.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents. As of December 31, 2003, cash and cash equivalents amounted to $9,081.

3. Related-Party Transactions

Pursuant to a Service Agreement effective January 1, 2003, Evercore Partners Services East LLC ("East") and Evercore Partners Inc. ("EPI"), affiliated companies with common ownership, provide the following services to the Company:

(1) Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

(2) All communication services, postage, office supplies;

(3) Administrative and professional services and equipment as may be necessary for the Company to conduct its business;

(4) Payment of salaries, bonuses and related costs of all of the Company's employees; and

(5) Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year an allocation of the above costs is made to the Company by East and/or EPI via a service fee. This fee is settled quarterly.

4. Income Taxes

The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. As a result of this election, the Company's net earnings are taxable to its stockholders. The Company is subject to minimum state and local taxes.

5. Net Capital Regulatory Requirements

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $8,681, which is an excess of $3,681 in relation to its minimum net capital requirement of $5,000.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3.

6. Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents at December 31, 2003, which are on deposit with one commercial financial institution. The Company is dependent on the services and businesses of East, EPI and other affiliates for the conduct of its business.

7. New Accounting Standard

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This accounting standard requires certain equity instruments to be classified as liabilities if they have certain mandatory repurchase features. This standard is effective for the Company for the fiscal year beginning January 1, 2004. The Company is still evaluating the impact of this standard on its common equity for both accounting and regulatory purposes.

8. Commitment and Contingencies

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.